KIRKLAND LAKE GOLD ANNOUNCES RECORD QUARTERLY GOLD PRODUCTION
IN Q3 2018

Toronto, Ontario – October 9, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced record quarterly gold production of 180,155 ounces for the third quarter of 2018 (“Q3 2018”). Production in Q3 2018 exceeded target levels for the quarter driven by record quarterly production from Fosterville of 90,618 ounces as well as from the Company’s Canadian operations, with Macassa, Holt and Taylor collectively producing 89,537 ounces. Production for the first nine months of 2018 (“YTD 2018”) totaled 492,484 ounces, with the Company completing the third quarter well positioned to achieve the improved full-year 2018 consolidated production guidance of over 635,000 ounces. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Highlights of Q3 2018 and YTD 2018 production results include:

  Q3 2018 production of 180,155 ounces, a 30% increase from 139,091 ounces in the third quarter of 2017 (“Q3 2017”) and a 9% increase from 164,685 ounces in the second quarter of 2018 (“Q2 2018”)
  Gold poured in Q3 2018 totaling 187,331 ounces, with total gold sales of 184,509 ounces
  Quarterly production at Fosterville totaling 90,618 ounces in Q3 2018, an increase of 47% from 61,535 ounces in Q3 2017 and 17% higher than 77,462 ounces in Q2 2018
  Production from Canadian operations in Q3 2018 of 89,537 ounces, lead by Macassa, which produced 55,582 ounces, in line with target levels, production at Holt of 20,609 ounces and production at Taylor of 13,333 ounces
  YTD 2018 consolidated production totaling 492,484 ounces, an increase of 15% from 429,822 ounces in the first nine months of 2017 (“YTD 2017”), with year-over-year production growth of 26% at Fosterville, to 231,923 ounces, 19% at Macassa, to 170,190 ounces, 8% at Holt, to 50,996 ounces, and 15% at Taylor, to 39,328 ounces
  YTD 2018 gold poured of 498,124 ounces, with YTD 2018 gold sales of 496,577 ounces.

Other key developments during Q3 2018 include:

Significant exploration success

Fosterville: In-fill drilling in the Swan Zone intersects exceptionally high grades over solid widths up to 200 metres down plunge of current Mineral Resources; significant growth in Swan Zone Mineral Reserve expected as part of year-end 2018 Mineral Reserve and Mineral Resource estimates.

Macassa: High-grade intersections outside current Mineral Resources in South Mine Complex (“SMC”) support continued resource growth; high-potential area identified within SMC with grades in excess of 30 g/t and true widths greater than 3.0 metres.

Strong cash and cash flow

Cash and cash equivalents totaling approximately $275 million at September 30, 2018. During Q3 2018, the Company used $47.8 (CAD$62.5) million to acquire 32.6 million common shares of Osisko Mining Inc., representing approximately 13.6% of currently issued and outstanding common shares. In addition, the Company repurchased 1,570,600 common shares during Q3 2018 through its normal course issuer bid at an average price of $24.77 per share and a total cost of $30.0 (CAD $38.9) million.

On August 1, 2018, the Company reported Q2 2018 net earnings of $61.5 million ($0.29/share), cash flow from operating activities of $120.9 million and free cash flow of $60.7 million.

Continued focus on shareholder value

Q2 2018 quarterly dividend of C$0.03/share was paid on July 13, 2018, with Q3 2018 quarterly dividend payment of C$0.03/share to be paid on October 12, 2018 to shareholders of record as of September 28, 2018.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “Q3 2018 was a record quarter for both Fosterville in Australia and our Canadian operations as a whole. At Fosterville, we commissioned a second gravity circuit during Q3 2018 and saw an immediate spike in production, with the Fosterville Mill processing over 18,000 ounces in the first week of the circuit’s operation. This spike can largely be attributed to the gravity circuit’s effectiveness in recovering gold previously contained in the recirculating load of the grinding circuit. We also mined and processed our first Swan Zone stope during the quarter, which contributed over 7,500 ounces of production at an average grade of close to 40 g/t, in line with target levels. Turning to our Canadian operations, record production across our three mines reflected strong results at Macassa, where Q3 2018 production was very much in line with target levels, our best quarter of production to date at Holt and a better production performance from Taylor Mine compared to the previous quarter. Heading into the final quarter of the year, we are very well positioned to achieve our improved 2018 consolidated production guidance of over 635,000 ounces.”

Q3 and YTD 2018 Production Results

	Q3 2018	Q3 2017	Q2 2018	YTD 2018	YTD 2017
Fosterville
Ore Milled (tonnes)	113,101	143,326	121,342	358,112	428,599
Grade (g/t Au)	25.6	14.1	20.6	20.9	14.2
Recovery (%)	97.5	94.7	96.2	96.6	94.4
Gold Production (ozs)	90,618	61,535	77,462	231,923	184,688
Macassa
Ore Milled (tonnes)	92,503	93,391	89,781	268,945	289,935
Grade (g/t Au)	19.2	16.5	21.5	20.2	15.7
Recovery (%)	97.3	97.4	97.7	97.5	97.2
Gold Production (ozs)	55,582	48,206	60,571	170,190	142,628
Holt
Ore Milled (tonnes)	135,849	124,394	95,343	353,472	335,493
Grade (g/t Au)	5.0	4.5	4.8	4.7	4.6
Recovery (%)	95.0	94.5	94.2	94.7	94.7
Gold Production (ozs)	20,609	16,995	13,712	50,996	47,414
Taylor
Ore Milled (tonnes)	94,092	71,897	99,711	278,266	202,706
Grade (g/t Au)	4.7	5.0	4.3	4.7	5.5
Recovery (%)	94.3	95.5	94.1	94.6	96.2
Gold Production (ozs)	13,333	11,066	12,940	39,328	34,223
Operations on Care & Maintenance[1]
Cosmo – Gold Production (ozs)	-	1,290	n/a	-	20,595
Holloway – Gold Production (ozs)	13	-	n/a	47	274
Gold Production (excluding operations on care and maintenance or sold in 2017)	180,142	137,801	164,685	492,437	408,953
Total Consolidated Production (ozs)[2]	180,155	139,091	164,685	492,484	429,822
Total Consolidated Gold Sales (ozs)	184,509	137,908	164,305	496,577	427,017

1)

The Cosmo Mine was placed on care and maintenance effective June 30, 2017 (see News Release dated May 4/17). The Holloway mine was placed on care and maintenance effective December 31, 2016 (see News Release dated Dec. 12/16).

2)	Production numbers may not add to total due to rounding.

Performance Against Full-Year 2018 Production Guidance

	Macassa	Holt	Taylor	Fosterville	Consolidated
2018 Guidance (,000 ozs)	220 – 225[1]	65 – 75	60 – 70	275 – 300[1]	+635[1]
YTD 2018 Production (ozs)	170,190	50,996	39,328	231,923	492,484[2]

1)

On August 1, 2018, the Company announced the following improvements to full-year 2018 production guidance: Consolidated production guidance was increased to more than 635,000 ounces from more than 620,000 ounces; Macassa’s production guidance was revised to 220,000 – 225,000 ounces from 215,000 – 225,000 ounces; Fosterville’s production guidance was revised to 275,000 – 300,000 ounces from 260,000 – 300,000 ounces.

2)	Includes 47 ounces related to the Holloway mine.

YTD 2018 production totaled 492,484 ounces, an increase of 15% from 429,822 ounces for YTD 2017. Excluding production from mines currently on care and maintenance, total consolidated production of 492,437 ounces for YTD 2018 grew 20% from 408,953 ounces for YTD 2017. Based on year-to-date results as at September 30, 2018, the Company entered the fourth quarter of the year well positioned to achieve its improved full-year 2018 consolidated production guidance of more than 635,000 ounces, which was increased from more than 620,000 ounces on August 1, 2018 with the release of the Company’s Q2 2018 financial results.

Review of Operating Mines

Fosterville

The Fosterville Mine produced a record 90,618 ounces in Q3 2018, based on processing 113,101 tonnes at an average grade of 25.6 g/t and average mill recoveries of 97.5% . Q3 2018 production increased 47% from 61,535 ounces in Q3 2017, when the mine processed 143,326 tonnes at an average grade of 14.1 g/t and average recoveries of 94.7% . Production in Q3 2018 increased 17% from 77,462 ounces in Q2 2018, reflecting a 24% increase in the average grade. During Q2 2018, a total of 121,342 tonnes was processed at an average grade of 20.6 g/t and average recoveries of 96.2% . During Q3 2018, the Company commissioned a second gravity circuit at Fosterville, which resulted in a spike in production as gold previously contained in the recirculating load of the grinding circuit was recovered through the new gravity circuit. In addition, the first Swan Zone stope was mined and processed during the quarter, which contributed over 7,500 ounces of production at an average grade of close to 40 g/t, in line with target levels.

Production at Fosterville for YTD 2018 totaled 231,923 ounces, a 26% increase from 184,688 ounces for YTD 2017. YTD 2018 production resulted from processing 358,112 tonnes at an average grade of 20.9 g/t and average recoveries of 96.6%, which compared to processing 428,599 tonnes at an average grade of 14.2 g/t and average recoveries of 94.4% for YTD 2017. A 47% increase in the average grade compared to YTD 2017 mainly resulted from the continued transition to mining deeper, higher-grade stopes, which include quartz veins containing significant amounts of visible gold. The reduction in tonnes milled compared to the prior year reflected the mine’s focus on extracting high-grade stopes at depth within the Lower Phoenix System. Mined and processed tonnes are expected to increase in the latter half of 2019 as major capital projects are completed, including new ventilation, a paste-fill plant and capital and exploration development.

Macassa

The Macassa Mine produced 55,582 ounces in Q3 2018 based on processing 92,503 tonnes at an average grade of 19.2 g/t and average mill recoveries of 97.3% . Q3 2018 production was 15% higher than the 48,206 ounces produced in Q3 2017, when 93,391 tonnes were processed at an average grade of 16.5 g/t and average mill recoveries of 97.4% . The increase from the same quarter in 2017 resulted from a 16% improvement in the average grade, largely reflecting mining higher-grade stopes due to mine sequencing and the impact of improvements in grade control practices. The strong grade performance related mainly to stope production on or around the 5700-foot level, where mining commenced at the end of last year and which represents the deepest production recorded to date in the SMC. Q3 2018 production at Macassa compared to record quarterly production of 60,571 ounces in Q2 2018, when the mine processed 89,781 tonnes at an average grade of 21.5 g/t and average recoveries of 97.7% . The change from the previous quarter related to a higher average grade in Q2 2018, mainly reflecting the mining of higher-grade stopes and a greater impact from positive grade reconciliations during the previous quarter.

Production at Macassa for YTD 2018 totaled 170,190 ounces, a 19% increase from 142,628 ounces for YTD 2017. YTD 2018 production resulted from processing 268,945 tonnes at an average grade of 20.2 g/t and average recoveries of 97.5% . All tonnes processed in YTD 2018 were from mine production. For YTD 2017, a total of 289,935 tonnes were processed at an average grade of 15.7 g/t. Of tonnes processed for YTD 2017, 267,924 tonnes related to mine production and averaged 16.9 g/t, with the remaining 22,011 tonnes being drawn from low-grade stockpiles and averaging 1.6 g/t. The 20% increase in the average grade from mine production for YTD 2018 compared to the previous year resulted from mining higher-grade stopes deeper in the SMC during YTD 2018, as well as the impact of favourable grade reconciliations and improved grade control practices.

Holt

During Q3 2018, the Holt mine achieved record quarterly production of 20,609 ounces, a 21% increase from 16,995 ounces in Q3 2017 and 50% higher than 13,712 ounces the previous quarter. The increase in production from both prior periods resulted from a combination of higher tonnage and improved average grades. Production in Q3 2018 resulted from processing 135,849 tonnes at an average grade of 5.0 g/t and average recoveries of 95.0%, which compared to 124,394 tonnes being processed at an average grade of 4.5 g/t and average recoveries of 94.5% in Q3 2017 and 95,343 tonnes being processed at an average grade of 4.8 g/t and average recoveries of 94.2% in Q2 2018. During Q2 2018, the mine had a 21-day planned shutdown in order to replace approximately 700 guides on the Holt shaft, which impacted both tonnes processed and ounces produced for the quarter.

For YTD 2018, Holt produced 50,996 ounces, an 8% increase from 47,414 ounces for YTD 2017. The increase in production mainly reflected a 5% improvement in mill throughput, to 353,472 tonnes at and average grade of 4.7 g/t and average recoveries of 94.7%, which compared 335,493 tonnes processed at an average grade of 4.6 g/t and average recoveries of 94.7% for YTD 2017.

Taylor

Gold production from the Taylor Mine during Q3 2018 totaled 13,333 ounces, based on processing 94,092 tonnes at an average grade of 4.7 g/t and average recoveries of 94.3% . Q3 2018 production increased 20% from Q3 2017, when production totaled 11,066 ounces based on 71,897 tonnes processed at an average grade of 5.0 g/t and average recoveries of 95.5% . Production in Q3 2018 was 3% higher than the previous quarter, when a total of 99,711 tonnes were processed at an average grade of 4.3 g/t and average recoveries of 94.1% .

For YTD 2018, Taylor produced 39,328 ounces from processing 278,266 tonnes at an average grade of 4.7 g/t and average recoveries of 94.6% . YTD 2018 production compared to YTD 2017 production of 34,223 ounces, which resulted from processing 202,706 tonnes at an average grade of 5.5 g/t and average recoveries of 96.2% .

Q3 and YTD 2018 Financial Results and Conference Call Details

The Company will release its financial and operating results for Q3 and YTD 2018 after the market close on Tuesday, October 30, 2018. The Company will then host a conference call to review the results the next morning (Wednesday, October 31, 2018) at 8:00 am ET. Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.klgold.com.

Date:	WEDNESDAY, OCTOBER 31, 2018
Conference ID:	6592814
Time:	8:00 am ET
Toll-free number:	(833) 241-7254
International callers:	(647) 689-4218
Webcast URL:	https://event.on24.com/wcc/r/1822279/6028C5351514369158F95452E33B0C1D

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President, Australian Operations, are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 635,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district-scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward looking statements” and "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form, financial statements and related MD&A for the financial year ended December 31, 2017, and its interim financial statements and related MD&A for the period ended June 30, 2018, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com